UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

> **Gehl Company**
> **Manitou BF S.A.**
> **Tenedor Corporation**
> **File No. 5-40747 - CF # 22619**

      Gehl Company, together with Manitou BF S.A. and Tenedor Corporation, submitted a joint application under Rule 24b-2 requesting confidential treatment for information excluded from the Exhibits to a Schedule 13E-3 filed by Gehl Company and a Schedule TO filed jointly by Manitou BF S.A. and Tenedor Corporation. Both filings were initially made on September 8, 2008, and the exhibits referenced below were filed by amendment to those schedules on September 10, 2008.

      Based on representations made by Gehl Company, Manitou BF S.A. and Tenedor Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance determined not to publicly disclose information excluded from the following exhibits for the time periods specified:

Schedule 13E-3

Exhibit c(8) through January 1, 2010
Exhibit c(9) through January 1, 2010
Exhibit c(10) through January 1, 2010

Schedule TO-T

Exhibit c(8) through January 1, 2010
Exhibit c(9) through January 1, 2010
Exhibit c(10) through January 1, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief
Office of Mergers and Acquisitions
Division of Corporation Finance